# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| Bear Stearns Asset Backed Securities I LLC | 0001283557 |
| Exact Name of Registrant as Specified in Charter | Registrant CIK Number |
| Form 8-K, September 30, 2004, Series 2004-AC5 | 333-113636 |

Name of Person Filing the Document
(If Other than the Registrant)

04044569

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: September 29, 2004

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

(j) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [1.15%] (per annum).
(k) The pass-through rate for the Class M-3 Certificates will be a floating rate based on One Month LIBOR + [1.35%] (per annum).
(l) The pass-through rate for the Class B-1 Certificates will be a floating rate based on One Month LIBOR + [1.75%] (per annum).
(m) The pass-through rate for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + [1.90%] (per annum).
(n) Credit Enhancement for the Class B-3 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.50% initially, with a floor of 0.50% of the original aggregate stated principal balance of the mortgage loans.
(o) The pass-through rate for the Class B-3 Certificates will be a floating rate based on One Month LIBOR + [3.50%] (per annum).

## THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $440,000,000.
- The mortgage loans were primarily originated by First National Bank of Nevada (approximately 31%), Greenpoint Mortgage Funding, Inc. (approximately 12%) and Waterfield Mortgage Company, Incorporated (approximately 30%) with approximately fifty three other originators totaling approximately 27% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of September 1, 2004.

## The Structure

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1 Certificates

The Class A-1 Certificates will be fixed rate senior securities.

Class A-2 and Class A-3 Certificates

The Class A-2 and Class A-3 Certificates will be floating rate senior securities.

Class M-1 Certificates

The Class M-1 Certificates will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates

The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class M-3 Certificates

The Class M-3 Certificates will be issued as floating rate mezzanine securities. The Class M-3 Certificates will be subordinate to the Class A Certificates, the Class M-1 Certificates and the Class M-2 Certificates.

Class B-1 Certificates

The Class B-1 Certificates will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates

The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A Certificates, the Class M Certificates and the Class B-1 Certificates.

Class B-3 Certificates

The Class B-3 Certificates will be issued as floating rate subordinate securities. The Class B-3 Certificates will be subordinate to the Class A Certificates, the Class M Certificates, the Class B-1 Certificates and the Class B-2 Certificates.

Non-offered Certificates

The Class P, Class C and the Class R Certificates.

## Summary of Terms

| | |
|---|---|
| **Depositor:** | Bear Stearns Asset Backed Securities I LLC |
| **Seller:** | EMC Mortgage Corporation. |
| **Master Servicer:** | Wells Fargo Bank, National Association. |
| **Servicers:** | EMC Mortgage Corporation (approximately 96%), Cendant (approximately 1%), Greenpoint Mortgage Funding, Inc. (approximately 2%) and 4 others each comprising less than 1%. |
| **Originators:** | First Nevada (31%), Greenpoint (12%), Waterfield (30%) and approximately 79 others. |
| **Sole Manager:** | Bear, Stearns & Co. Inc. |
| **Trustee:** | US Bank National Association |
| **Cut-off Date:** | September 1, 2004 |
| **Closing Date:** | On or about September 30, 2004 |
| **Distribution Date:** | 25th day of each month (or the next business day), commencing in October 2004 |
| **Optional Redemption:** | At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in September 2014. |

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A, Class M and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class A Certificates, [0.300%] per annum for the Class M-1 Certificates, [0.575%] per annum for the Class M-2 Certificates, [0.675%] per annum for the Class M-3 Certificates, [0.875%] per annum for the Class B-1 Certificates, [0.950%] per annum for the Class B-2 Certificates and [1.750%] for the Class B-3 Certificates; or (B) on the Distribution Date in September 2014, [0.500%] per annum for the Class A Certificates, [0.300%] per annum for the Class M-1 Certificates, [0.575%] per annum for the Class M-2 Certificates, [0.675%] per annum for the Class M-3 Certificates, [0.875%] per annum for the Class B-1 Certificates, [0.950%] per annum for the Class B-2 Certificates and [1.750%] for the Class B-3 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in September 2014, thereafter all net monthly excess cashflow will be paid as principal to the Class A, Class M and Class B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

**20% Clean-Up Call Date:** The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

**Available Distribution Amount:** For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

**Net WAC Rate:** For each Distribution Date, (a) with respect to the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates, the Net WAC Rate will be equal to the related pass-through rate determined without regard to the Net WAC Rate, reduced as follows. The reduction for the Class A Certificates will be based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates and a fixed pass-through rate of 5.50% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.50% per annum (or, after the 20% Clean-Up Call Date, 6.00% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-1, Class A-2 and Class A-3 Certificates in proportion to their current entitlements to interest calculated without regard to this cap, (b) with respect to the Class M Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

**Subordinate Cap:** The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period.

**Pass-Through Rates:** The pass-through rate for the Class A Certificates will be a per annum fixed or floating rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M Certificates and Class B Certificates will be the least of (i) the per annum floating rates, (ii) 11.00% per annum and (iii) the related Net WAC Rate.

**Interest Payments:**

On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the Class A-1 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class A-2 and Class A-3 Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs to and including the 24th day of the calendar month in which that Distribution Date occurs. The "Accrual Period" for the Class M Certificates and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M Certificates and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the Class A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M Certificates and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

**Monthly Interest Distributable Amount:**

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

**Principal Payments:**

On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

**Stated Principal Balance:**

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

**Certificate Principal Balance:**

With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein.

**Principal Distribution Amount:** With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

**Basic Principal Distribution Amount:** With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

**Extra Principal Distribution Amount:** With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in September 2014, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

**Principal Remittance Amount:** With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

**Unpaid Interest Shortfall Amount:** For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

**Net Monthly Excess Cashflow:** For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

**Priority of Payments:**

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

**Interest Distributions:**

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-3 Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

**Principal Distributions:**

Payment of principal to the Class A-1, Class A-2, Class M and Class B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

**Net Monthly Excess Cashflow:**

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates on a pro rata basis, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates and then to the holders of Class B-3 Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;

5. Payment of any allocated realized loss amount to the holders of the Class M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class B-2 Certificates; and
8. Payment of any allocated realized loss amount to the holders of the Class B-3 Certificates.

**Realized Losses:** Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

**Allocation of Losses:** Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

**Allocated Realized Loss Amount:** With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

**Overcollateralization Increase Amount:** For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

**Overcollateralized Amount:** For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

**Overcollateralization Release Amount:** With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

**Credit Enhancement:**

- Subordination: Initially, 20.25% for the Class A Certificates; 13.00% for the Class M-1 Certificates; 8.25% for the Class M-2 Certificates; 4.80% for the Class M-3 Certificates; 3.30% for the Class B-1 Certificates; 1.80% for the Class B-2 Certificates and the Overcollateralized Amount (0.50% initially), for the Class B-3 Certificates.
- Overcollateralization Target Amount: 0.50% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.

**Net Mortgage Rate:** On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

**Monthly Fees:** Servicing Fee Rate of 0.250% per annum, payable monthly; Master Servicing Fee Rate of 0.020% per annum, payable monthly, and LPMI Fee Rate of 0.0053% (weighted average initially) per annum, payable monthly .

**P&I Advances:** Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

**Registration:** The offered certificates will be available in book-entry form through DTC.

**Denominations:** The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

**Federal Tax Aspects:** The Trust will be established as one or more REMICs for federal income tax purposes.

**ERISA Considerations:** The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

**SMMEA Eligibility:** The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

## NET MONTHLY EXCESS CASHFLOW SCHEDULE

| Distribution Date | Excess Basis Points | Distribution Date | Excess Basis Points | Distribution Date | Excess Basis Points |
|---|---|---|---|---|---|
| 25-Oct-04 | 153 | 25-Feb-07 | 144 | 25-Jun-09 | 148 |
| 25-Nov-04 | 141 | 25-Mar-07 | 150 | 25-Jul-09 | 150 |
| 25-Dec-04 | 143 | 25-Apr-07 | 144 | 25-Aug-09 | 148 |
| 25-Jan-05 | 141 | 25-May-07 | 146 | 25-Sep-09 | 149 |
| 25-Feb-05 | 142 | 25-Jun-07 | 144 | 25-Oct-09 | 151 |
| 25-Mar-05 | 147 | 25-Jul-07 | 146 | 25-Nov-09 | 149 |
| 25-Apr-05 | 142 | 25-Aug-07 | 145 | 25-Dec-09 | 151 |
| 25-May-05 | 144 | 25-Sep-07 | 145 | 25-Jan-10 | 149 |
| 25-Jun-05 | 142 | 25-Oct-07 | 147 | 25-Feb-10 | 150 |
| 25-Jul-05 | 144 | 25-Nov-07 | 145 | 25-Mar-10 | 156 |
| 25-Aug-05 | 142 | 25-Dec-07 | 147 | 25-Apr-10 | 150 |
| 25-Sep-05 | 142 | 25-Jan-08 | 145 | 25-May-10 | 152 |
| 25-Oct-05 | 144 | 25-Feb-08 | 145 | 25-Jun-10 | 150 |
| 25-Nov-05 | 142 | 25-Mar-08 | 149 | 25-Jul-10 | 153 |
| 25-Dec-05 | 144 | 25-Apr-08 | 146 | 25-Aug-10 | 151 |
| 25-Jan-06 | 142 | 25-May-08 | 148 | 25-Sep-10 | 151 |
| 25-Feb-06 | 143 | 25-Jun-08 | 146 | 25-Oct-10 | 153 |
| 25-Mar-06 | 149 | 25-Jul-08 | 148 | 25-Nov-10 | 152 |
| 25-Apr-06 | 143 | 25-Aug-08 | 146 | 25-Dec-10 | 154 |
| 25-May-06 | 145 | 25-Sep-08 | 146 | 25-Jan-11 | 152 |
| 25-Jun-06 | 143 | 25-Oct-08 | 149 | 25-Feb-11 | 152 |
| 25-Jul-06 | 145 | 25-Nov-08 | 147 | 25-Mar-11 | 159 |
| 25-Aug-06 | 143 | 25-Dec-08 | 149 | 25-Apr-11 | 153 |
| 25-Sep-06 | 143 | 25-Jan-09 | 147 | 25-May-11 | 155 |
| 25-Oct-06 | 145 | 25-Feb-09 | 147 | 25-Jun-11 | 154 |
| 25-Nov-06 | 144 | 25-Mar-09 | 153 | 25-Jul-11 | 156 |
| 25-Dec-06 | 146 | 25-Apr-09 | 148 | 25-Aug-11 | 154 |
| 25-Jan-07 | 144 | 25-May-09 | 150 | 25-Sep-11 | 154 |

## SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter and no losses.

| Distribution Date | Subordinate Cap | Distribution Date | Subordinate Cap | Distribution Date | Subordinate Cap |
|---|---|---|---|---|---|
| 25-Oct-04 | 10.23 | 25-Feb-07 | 10.39 | 25-Jun-09 | 10.65 |
| 25-Nov-04 | 10.23 | 25-Mar-07 | 10.40 | 25-Jul-09 | 10.66 |
| 25-Dec-04 | 10.24 | 25-Apr-07 | 10.40 | 25-Aug-09 | 10.67 |
| 25-Jan-05 | 10.24 | 25-May-07 | 10.41 | 25-Sep-09 | 10.68 |
| 25-Feb-05 | 10.25 | 25-Jun-07 | 10.42 | 25-Oct-09 | 10.69 |
| 25-Mar-05 | 10.25 | 25-Jul-07 | 10.43 | 25-Nov-09 | 10.71 |
| 25-Apr-05 | 10.26 | 25-Aug-07 | 10.43 | 25-Dec-09 | 10.72 |
| 25-May-05 | 10.26 | 25-Sep-07 | 10.44 | 25-Jan-10 | 10.73 |
| 25-Jun-05 | 10.27 | 25-Oct-07 | 10.45 | 25-Feb-10 | 10.75 |
| 25-Jul-05 | 10.27 | 25-Nov-07 | 10.46 | 25-Mar-10 | 10.76 |
| 25-Aug-05 | 10.28 | 25-Dec-07 | 10.47 | 25-Apr-10 | 10.77 |
| 25-Sep-05 | 10.28 | 25-Jan-08 | 10.47 | 25-May-10 | 10.79 |
| 25-Oct-05 | 10.29 | 25-Feb-08 | 10.48 | 25-Jun-10 | 10.80 |
| 25-Nov-05 | 10.29 | 25-Mar-08 | 10.49 | 25-Jul-10 | 10.82 |
| 25-Dec-05 | 10.30 | 25-Apr-08 | 10.50 | 25-Aug-10 | 10.83 |
| 25-Jan-06 | 10.30 | 25-May-08 | 10.51 | 25-Sep-10 | 10.85 |
| 25-Feb-06 | 10.31 | 25-Jun-08 | 10.52 | 25-Oct-10 | 10.86 |
| 25-Mar-06 | 10.32 | 25-Jul-08 | 10.53 | 25-Nov-10 | 10.88 |
| 25-Apr-06 | 10.32 | 25-Aug-08 | 10.54 | 25-Dec-10 | 10.89 |
| 25-May-06 | 10.33 | 25-Sep-08 | 10.55 | 25-Jan-11 | 10.91 |
| 25-Jun-06 | 10.33 | 25-Oct-08 | 10.56 | 25-Feb-11 | 10.93 |
| 25-Jul-06 | 10.34 | 25-Nov-08 | 10.57 | 25-Mar-11 | 10.94 |
| 25-Aug-06 | 10.35 | 25-Dec-08 | 10.58 | 25-Apr-11 | 10.96 |
| 25-Sep-06 | 10.35 | 25-Jan-09 | 10.59 | 25-May-11 | 10.98 |
| 25-Oct-06 | 10.36 | 25-Feb-09 | 10.60 | 25-Jun-11 | 11.00 |
| 25-Nov-06 | 10.37 | 25-Mar-09 | 10.61 | 25-Jul-11 | 11.02 |
| 25-Dec-06 | 10.37 | 25-Apr-09 | 10.62 | 25-Aug-11 | 11.04 |
| 25-Jan-07 | 10.38 | 25-May-09 | 10.63 | 25-Sep-11 | 11.05 |

## DESCRIPTION OF THE COLLATERAL

### TOTAL MORTGAGE LOANS

| Summary | Total | Minimum | Maximum |
|---|---|---|---|
| Aggregate Outstanding Principal Balance | $440,015,936 | | |
| Number of Loans | 1,960 | | |
| Average Current Loan Balance | $224,498 | $25,086 | $1,996,195 |
| (1) Original Loan-to-Value Ratio | 76.28% | 14.90% | 100.00% |
| (1) Mortgage Rate | 6.6820% | 3.8750% | 10.6250% |
| (1) Net Mortgage Rate | 6.4067% | 3.6050% | 9.3050% |
| (1) Original Term to Stated Maturity (months) | 319 | 120 | 360 |
| (1) Age (months) | 2 | 1 | 2 |
| (1) Remaining Term to Stated Maturity (months) | 320 | 117 | 360 |
| (1) (2) Credit Score | 693 | 0 | 821 |

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

| | Range | Percent of Cut-Off Date Principal Balance |
|---|---|---|
| Product Type | Fixed Rate | 100.00% |
| Lien | First | 100.00% |
| Property Type | Two- to four- family units | 13.69% |
| | Condominium | 0.03% |
| | Co-Op | 4.11% |
| | Manufactured Home | 0.17% |
| | Planned Unit Developments (attached) | 22.35% |
| | Single-family detached | 59.49% |
| | Townhouse | 0.16% |
| Geographic Distribution | California | 24.95% |
| | New York | 12.13% |
| | Florida | 9.01% |
| | New Jersey | 5.26% |
| | Maryland | 4.64% |
| Number of States (including DC) | | 48 |
| Documentation Type | Full/Alternative | 23.50% |
| | No Income/No Asset | 26.26% |
| | No Ratio | 8.99% |
| | Stated Income | 39.03% |
| | Stated Income/Stated Asset | 2.22% |
| Loans with Prepayment Penalties | | 44.30% |

## Credit Score Distribution of Total Mortgage Loans

| Range of Credit Scores | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|
| N/A | 38 | 5,390,123 | 1.22 | 141,845 | 72.69 |
| 540 - 559 | 2 | 338,677 | 0.08 | 169,339 | 90.84 |
| 560 - 579 | 15 | 2,348,626 | 0.53 | 156,575 | 74.41 |
| 580 - 599 | 54 | 9,485,653 | 2.16 | 175,660 | 72.70 |
| 600 - 619 | 131 | 25,841,464 | 5.87 | 197,263 | 73.18 |
| 620 - 639 | 279 | 57,674,814 | 13.11 | 206,720 | 80.82 |
| 640 - 659 | 194 | 37,548,495 | 8.53 | 193,549 | 81.62 |
| 660 - 679 | 247 | 54,640,750 | 12.42 | 221,218 | 79.55 |
| 680 - 699 | 238 | 55,833,651 | 12.69 | 234,595 | 76.29 |
| 700 - 719 | 186 | 42,294,331 | 9.61 | 227,389 | 77.30 |
| 720 - 739 | 178 | 44,818,701 | 10.19 | 251,790 | 72.52 |
| 740 - 759 | 148 | 40,059,292 | 9.10 | 270,671 | 73.18 |
| 760 - 779 | 124 | 32,573,272 | 7.40 | 262,688 | 73.81 |
| 780 - 799 | 100 | 25,317,722 | 5.75 | 253,177 | 71.01 |
| 800 - 819 | 25 | 5,700,864 | 1.30 | 228,035 | 68.63 |
| 820 - 839 | 1 | 149,500 | 0.03 | 149,500 | 65.00 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 76.28 |

## Debt-to-Income Ratios of Total Mortgage Loans

| Range of Debt-to-Income Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| N/A | 820 | 156,227,940 | 35.51 | 190,522 | 669 | 80.79 |
| 1.00% - 4.99% | 2 | 712,443 | 0.16 | 356,222 | 690 | 70.07 |
| 5.00% - 9.99% | 5 | 1,107,334 | 0.25 | 221,467 | 745 | 75.75 |
| 10.00% - 14.99% | 17 | 4,621,075 | 1.05 | 271,828 | 699 | 53.89 |
| 15.00% - 19.99% | 44 | 10,579,642 | 2.40 | 240,446 | 698 | 66.85 |
| 20.00% - 24.99% | 94 | 22,477,072 | 5.11 | 239,118 | 704 | 71.51 |
| 25.00% - 29.99% | 119 | 28,063,393 | 6.38 | 235,827 | 691 | 70.70 |
| 30.00% - 34.99% | 185 | 51,885,725 | 11.79 | 280,463 | 698 | 72.45 |
| 35.00% - 39.99% | 249 | 67,580,252 | 15.36 | 271,407 | 698 | 73.81 |
| 40.00% - 44.99% | 267 | 62,021,239 | 14.1 | 232,289 | 683 | 76.73 |
| 45.00% - 49.99% | 128 | 29,007,952 | 6.59 | 226,625 | 688 | 80.11 |
| 50.00% - 54.99% | 21 | 4,431,048 | 1.01 | 211,002 | 674 | 75.70 |
| 55.00% - 59.99% | 7 | 1,016,642 | 0.23 | 145,235 | 691 | 70.34 |
| 60.00% - 64.99% | 2 | 284,177 | 0.06 | 142,088 | 672 | 87.62 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

Original Mortgage Loan Principal Balances of Total Mortgage Loans

| Range of Original Mortgage Loan Principal Balances ($) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| $1 - $100,000 | 415 | 30,267,442 | 6.88 | 72,934 | 650 | 77.89 |
| $100,001 - $200,000 | 731 | 105,748,508 | 24.03 | 144,663 | 674 | 79.67 |
| $200,001 - $300,000 | 328 | 80,429,252 | 18.28 | 245,211 | 675 | 80.83 |
| $300,001 - $400,000 | 224 | 79,075,568 | 17.97 | 353,016 | 682 | 78.02 |
| $400,001 - $500,000 | 124 | 55,885,905 | 12.70 | 450,693 | 709 | 75.40 |
| $500,001 - $600,000 | 83 | 45,665,827 | 10.38 | 550,191 | 703 | 70.98 |
| $600,001 - $700,000 | 30 | 19,189,224 | 4.36 | 639,641 | 718 | 67.30 |
| $700,001 - $800,000 | 9 | 6,739,484 | 1.53 | 748,832 | 679 | 56.93 |
| $800,001 - $900,000 | 6 | 5,138,891 | 1.17 | 856,482 | 712 | 63.26 |
| $900,001 - $1,000,000 | 6 | 5,910,275 | 1.34 | 985,046 | 704 | 60.44 |
| $1,000,001 + | 4 | 5,965,561 | 1.36 | 1,491,390 | 687 | 50.07 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

Net Mortgage Rates of Total Mortgage Loans

| Range of Net Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.5000% - 3.9999% | 3 | 574,314 | 0.13 | 191,438 | 734 | 55.25 |
| 4.0000% - 4.4999% | 20 | 4,601,431 | 1.05 | 230,072 | 744 | 58.46 |
| 4.5000% - 4.9999% | 55 | 17,312,297 | 3.93 | 314,769 | 722 | 57.94 |
| 5.0000% - 5.4999% | 196 | 56,988,525 | 12.95 | 290,758 | 730 | 65.77 |
| 5.5000% - 5.9999% | 289 | 75,381,636 | 17.13 | 260,836 | 705 | 70.69 |
| 6.0000% - 6.4999% | 428 | 99,797,772 | 22.68 | 233,172 | 677 | 75.70 |
| 6.5000% - 6.9999% | 385 | 83,392,112 | 18.95 | 216,603 | 673 | 80.65 |
| 7.0000% - 7.4999% | 298 | 53,020,245 | 12.05 | 177,920 | 658 | 86.31 |
| 7.5000% - 7.9999% | 141 | 25,485,025 | 5.79 | 180,745 | 641 | 87.16 |
| 8.0000% - 8.4999% | 124 | 19,069,273 | 4.33 | 153,784 | 650 | 88.96 |
| 8.5000% - 8.9999% | 19 | 4,109,857 | 0.93 | 216,308 | 647 | 93.09 |
| 9.0000% - 9.4999% | 2 | 283,450 | 0.06 | 141,725 | 655 | 94.99 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

## Mortgage Rates of Total Mortgage Loans

| Range of Mortgage Rates (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| 3.5000% - 3.9999% | 2 | 440,983 | 0.10 | 220,492 | 734 | 58.29 |
| 4.0000% - 4.4999% | 2 | 372,953 | 0.08 | 186,477 | 739 | 34.48 |
| 4.5000% - 4.9999% | 28 | 7,234,373 | 1.64 | 258,370 | 743 | 58.14 |
| 5.0000% - 5.4999% | 70 | 20,305,050 | 4.61 | 290,072 | 721 | 60.40 |
| 5.5000% - 5.9999% | 259 | 73,113,485 | 16.62 | 282,291 | 724 | 66.65 |
| 6.0000% - 6.4999% | 288 | 74,952,916 | 17.03 | 260,253 | 698 | 72.29 |
| 6.5000% - 6.9999% | 474 | 107,442,493 | 24.42 | 226,672 | 675 | 76.93 |
| 7.0000% - 7.4999% | 309 | 64,041,166 | 14.55 | 207,253 | 668 | 82.04 |
| 7.5000% - 7.9999% | 286 | 51,574,340 | 11.72 | 180,330 | 648 | 86.12 |
| 8.0000% - 8.4999% | 121 | 20,232,020 | 4.60 | 167,207 | 655 | 88.14 |
| 8.5000% - 8.9999% | 109 | 18,241,084 | 4.15 | 167,349 | 650 | 90.40 |
| 9.0000% - 9.4999% | 10 | 1,762,173 | 0.40 | 176,217 | 661 | 93.86 |
| 10.5000% - 10.9999% | 2 | 302,898 | 0.07 | 151,449 | 656 | 95.00 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

## Original Loan-to-Value Ratios of Total Mortgage Loans

| Range of Original Loan-to-Value Ratios (%) | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score |
|---|---|---|---|---|---|
| 10.01% - 15.00% | 1 | 62,592 | 0.01 | 62,592 | N/A |
| 15.01% - 20.00% | 1 | 144,000 | 0.03 | 144,000 | 642 |
| 20.01% - 25.00% | 4 | 722,320 | 0.16 | 180,580 | 708 |
| 25.01% - 30.00% | 7 | 1,022,108 | 0.23 | 146,015 | 703 |
| 30.01% - 40.00% | 15 | 3,358,095 | 0.76 | 223,873 | 707 |
| 40.01% - 45.00% | 32 | 8,093,338 | 1.84 | 252,917 | 676 |
| 45.01% - 50.00% | 30 | 10,024,658 | 2.28 | 334,155 | 704 |
| 50.01% - 55.00% | 37 | 8,306,564 | 1.89 | 224,502 | 671 |
| 55.01% - 60.00% | 45 | 12,528,160 | 2.85 | 278,404 | 719 |
| 60.01% - 65.00% | 77 | 24,353,983 | 5.53 | 316,285 | 710 |
| 65.01% - 70.00% | 93 | 28,310,868 | 6.43 | 304,418 | 706 |
| 70.01% - 75.00% | 138 | 32,324,876 | 7.35 | 234,238 | 669 |
| 75.01% - 80.00% | 127 | 31,253,936 | 7.10 | 246,094 | 636 |
| 80.01% - 85.00% | 650 | 151,703,662 | 34.48 | 233,390 | 693 |
| 85.01% - 85.00% | 38 | 6,954,080 | 1.58 | 183,002 | 686 |
| 85.01% - 90.00% | 278 | 50,962,316 | 11.58 | 183,318 | 684 |
| 90.01% - 95.00% | 362 | 66,236,195 | 15.05 | 182,973 | 669 |
| 95.01% - 100.00% | 25 | 3,654,186 | 0.83 | 146,167 | 668 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 |

## Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

| State or Territory | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| California | 292 | 109,787,003 | 24.95 | 375,983 | 700 | 67.52 |
| New York | 178 | 53,395,186 | 12.13 | 299,973 | 696 | 80.04 |
| Florida | 237 | 39,637,445 | 9.01 | 167,247 | 646 | 79.28 |
| New Jersey | 88 | 23,147,622 | 5.26 | 263,041 | 661 | 79.76 |
| Maryland | 76 | 20,434,368 | 4.64 | 268,873 | 682 | 78.23 |
| Other(1) | 1,089 | 193,614,312 | 43.96 | 178,644 | 684 | 78.97 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

## Mortgage Loan Purpose of Total Mortgage Loans

| Loan Purpose | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Equity Refinance | 594 | 146,636,805 | 33.33 | 246,863 | 680 | 69.58 |
| Purchase | 1,123 | 230,171,832 | 52.31 | 204,962 | 684 | 83.46 |
| Rate/Term Refinance | 243 | 63,207,299 | 14.36 | 260,112 | 696 | 65.68 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

## Mortgage Loan Documentation Type of Total Mortgage Loans

| Documentation Type | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Full/Alternative | 434 | 103,409,344 | 23.50 | 238,270 | 703 | 73.49 |
| No Income/No Asset | 615 | 115,565,271 | 26.26 | 187,911 | 672 | 81.21 |
| No Ratio | 194 | 39,558,304 | 8.99 | 203,909 | 656 | 79.75 |
| Stated Income | 672 | 171,730,541 | 39.03 | 255,551 | 690 | 73.64 |
| Stated/Stated | 45 | 9,752,476 | 2.22 | 216,722 | 649 | 79.76 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

## Occupancy Types of Total Mortgage Loans

| Occupancy | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Investor | 430 | 70,349,924 | 15.99 | 163,604 | 708 | 78.17 |
| Primary Residence | 1,456 | 355,658,036 | 80.83 | 244,271 | 685 | 75.96 |
| Second/Vacation | 74 | 14,007,977 | 3.18 | 189,297 | 560 | 74.95 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

## Mortgaged Property Types of Total Mortgage Loans

| Property Type | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| Two- to four- family units | 255 | 60,253,464 | 13.69 | 236,288 | 699 | 80.52 |
| Co-Op | 1 | 138,022 | 0.03 | 138,022 | 661 | 54.90 |
| Condominium | 106 | 18,088,047 | 4.11 | 170,642 | 680 | 78.79 |
| Manufactured Home | 4 | 728,910 | 0.17 | 182,227 | 685 | 70.68 |
| Planned Unit Developments (attached) | 409 | 98,340,425 | 22.35 | 240,441 | 681 | 75.91 |
| Single-family detached | 1,183 | 261,776,951 | 59.49 | 221,282 | 683 | 75.31 |
| Townhouse | 2 | 690,118 | 0.16 | 345,059 | 803 | 71.78 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

## Prepayment Penalty Terms of Total Mortgage Loans

| Prepayment Penalty Term | Number of Mortgage Loans | Principal Balance | Percentage of Total Mortgage Loans | Average Principal Balance | Weighted Average Credit Score | Weighted Average Loan-to-Value Ratio |
|---|---|---|---|---|---|---|
| None | 972 | 245,101,425 | 55.70 | 252,162 | 685 | 76.43 |
| 6 Months | 1 | 598,002 | 0.14 | 598,002 | 814 | 68.97 |
| 7 Months | 2 | 350,632 | 0.08 | 175,316 | 722 | 72.27 |
| 12 Months | 120 | 26,274,097 | 5.97 | 218,951 | 684 | 80.51 |
| 24 Months | 45 | 7,178,355 | 1.63 | 159,519 | 689 | 83.95 |
| 36 Months | 250 | 49,962,748 | 11.35 | 199,851 | 677 | 74.33 |
| 60 Months | 570 | 110,550,677 | 25.12 | 193,949 | 686 | 75.37 |
| TOTAL: | 1,960 | 440,015,936 | 100.00 | 224,498 | 684 | 76.28 |

**Settle Date: 9/30/2004 US Treasury Curve Date: 9/24/2004**

| Tranche: A1 (A) | | | | | | |
|---|---|---|---|---|---|---|
| Price | .00% CPR 1.84000 Scenario0 | P50 ACPR 1.84000 Scenario1 | P100 ACPR 1.84000 Scenario2 | P150 ACPR 1.84000 Scenario3 | P200 ACPR 1.84000 Scenario4 | PREPAY 1M_LIB PP_PCT |
| 100.843750 | 5.349 | 5.152 | 5.019 | 4.888 | 4.743 | Yield |
| 100.968750 | 5.337 | 5.130 | 4.984 | 4.838 | 4.678 | Yield |
| 101.093750 | 5.325 | 5.107 | 4.949 | 4.789 | 4.613 | Yield |
| 101.218750 | 5.313 | 5.085 | 4.914 | 4.739 | 4.548 | Yield |
| 101.343750 | 5.301 | 5.063 | 4.878 | 4.690 | 4.483 | Yield |
| 101.468750 | 5.289 | 5.040 | 4.843 | 4.641 | 4.419 | Yield |
| 101.593750 | 5.277 | 5.018 | 4.808 | 4.592 | 4.354 | Yield |

Scenario Details For: Scenario0

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | .00% CPR | | .00000 |

Scenario Details For: Scenario1

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P50 ACPR | | .00000 |

Scenario Details For: Scenario2

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P100 ACPR | | .00000 |

Scenario Details For: Scenario3

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P150 ACPR | | .00000 |

Scenario Details For: Scenario4

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P200 ACPR | | .00000 |

**Settle Date: 9/30/2004 US Treasury Curve Date: 9/24/2004**

| Tranche: A1 (A) | | | | | | |
|---|---|---|---|---|---|---|
| **Price** | **.00% CPR 1.84000 Scenario0** | **P50 ACPR 1.84000 Scenario1** | **P100 ACPR 1.84000 Scenario2** | **P150 ACPR 1.84000 Scenario3** | **P200 ACPR 1.84000 Scenario4** | **PREPAY 1M_LIB PP_PCT** |
| 100.937500 | 5.340 | 5.135 | 4.993 | 4.851 | 4.694 | Yield |
| 101.062500 | 5.328 | 5.113 | 4.958 | 4.801 | 4.629 | Yield |
| 101.187500 | 5.316 | 5.090 | 4.922 | 4.752 | 4.564 | Yield |
| 101.312500 | 5.304 | 5.068 | 4.887 | 4.702 | 4.499 | Yield |
| 101.437500 | 5.292 | 5.046 | 4.852 | 4.653 | 4.435 | Yield |
| 101.562500 | 5.280 | 5.024 | 4.817 | 4.604 | 4.370 | Yield |
| 101.687500 | 5.269 | 5.001 | 4.782 | 4.555 | 4.306 | Yield |

Scenario Details For: Scenario0

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | .00% CPR | | .00000 |

Scenario Details For: Scenario1

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P50 ACPR | | .00000 |

Scenario Details For: Scenario2

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P100 ACPR | | .00000 |

Scenario Details For: Scenario3

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P150 ACPR | | .00000 |

Scenario Details For: Scenario4

| Pool/Group | Prepay | Loss | PP PCT |
|---|---|---|---|
| Default | P200 ACPR | | .00000 |